

January 27, 2022

Matt Meeker
Chief Executive Officer
Bark, Inc.
221 Canal Street
New York, NY 10013

> **Re: Bark, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2021**
> **Filed June 7, 2021**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2021**
> **Filed November 12, 2021**
> **Item 2.02 Form 8-K Filed November 10, 2021**
> **File No. 001-39691**

Dear Mr. Meeker:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2021

Financial Statements
Note 2. Summary of Significant Accounting Policies
Fair Value of Financial Instruments, page 8

1. Please provide us your analysis under ASC 815-40 supporting your accounting for the public warrants as a liability as of September 30, 2021.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Non-GAAP Financial Measures</u>
<u>Adjusted Net Income (Loss), page 35</u>

2.   Please retitle the net income (loss) attributable to common stockholders line item to reflect that it is adjusted. Refer to Item 10(e)(1)(ii)(E) of Regulation S-K.

<u>Item 2.02 Form 8-K Filed November 10, 2021</u>

<u>Exhibit 99.1</u>
<u>Fiscal Second Quarter 2022 Details</u>
<u>Third Quarter and Fiscal Year 2022 Outlook, page 1</u>

3.   In discussing your second quarter results, you present Adjusted EBITDA and Adjusted EBITDA margin and not net income (loss) or net income (loss) margin. Please present the most comparable GAAP measures with equal or greater prominence to your non-GAAP measures. Also, include a quantitative reconciliation with respect to your forward-looking non-GAAP measures or disclose your reliance on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B) of Regulation S-K and identify the specific reconciling items that are unavailable, along with the probable significance, in a location of equal or greater prominence. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services